UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Molycorp, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
608753 109
(CUSIP Number)
Jason Schaefer, Esq.
Pegasus Capital Advisors, L.P.
505 Park Avenue, 21st Floor
NY, NY 10022
(212) 710-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,463,182

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,463,182

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,463,182

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 2 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		3,130,648

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,130,648

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,130,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of February   3, 2011.

Page 3 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,143,509

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,143,509

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,143,509

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 4 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,143,509

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,143,509

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,143,509

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 5 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,463,182(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,463,182(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,463,182(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 6 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		3,130,648(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,130,648(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,130,648(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 7 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		11,880,848(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,880,848(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,880,848(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 8 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		11,880,848(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,880,848(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,880,848(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 9 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		18,361,820(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,361,820(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,361,820(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 6,480,972 shares held by TNA Moly Group LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 10 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		18,361,820(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,361,820(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,361,820(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 6,480,972 shares held by TNA Moly Group LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.

Page 11 of 11 Pages

PART II — SCHEDULE 13D
Amendment No. 2 to Schedule 13D
This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of PP IV Mountain Pass II, LLC (“MPII”), PP IV MP AIV 1, LLC (“MPAIV1”), PP IV MP AIV 2, LLC (“MPAIV2”), PP IV MP AIV 3, LLC (“MPAIV3”), Pegasus Partners IV, L.P. (“PPIV”), Pegasus Partners IV (AIV), L.P. (“PPIV AIV”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIIVGP”), Pegasus Capital LLC (“Pegasus Capital”) and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, as amended and supplemented by Amendment No. 1 thereto filed on February 1, 2011. Except as specifically provided herein, this Amendment No. 2 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is amended and supplemented to add the following information:
None of the Reporting Persons or those named on Appendix A was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons or those named on Appendix A was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Attached as Appendix A is the information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person.
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herein as Exhibit 99.3.
Item 4. Purpose of Transaction
Pursuant to Section 3 of the Registration Rights Agreement, shares held by the Reporting Persons were included on a registration statement on Form S-1 (SEC File No. 333-171827), as amended, with the Securities and Exchange Commission (the “SEC”) filed by the Company on January 24, 2011 to register the resale of the shares of Common Stock of the Company held by the Reporting Persons and to permit the Reporting Persons to resell their shares of Common Stock in an underwritten public offering (the “Selling Stockholder Offering”). The Reporting Persons sold an aggregate of 6,113,616 shares of the Company’s Common Stock on February 16, 2011 pursuant to the prospectus, dated February 10, 2011.

In connection with the Selling Stockholder Offering, the Company entered into an Underwriting Agreement, dated February 10, 2011 (the “Underwriting Agreement”), by and among the Company, the Reporting Persons, certain other stockholders of the Company (together with the Company and the Reporting Persons, the “Sellers”), J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated, acting severally on behalf of themselves and the several underwriters named in Schedule III thereto (collectively, the “Underwriters”), for the purchase by the Underwriters and the sale by the Sellers of 13,500,000 shares of Common Stock of the Company in the aggregate, plus an option for the Underwriters to purchase up to 2,025,000 additional shares of the Company’s Common Stock from the Sellers.
Pursuant to the Underwriting Agreement, MPII agreed to sell to the Underwriters 2,053,376 shares of Common Stock of the Company and granted the Underwriters the option to purchase up to an additional 327,296 shares of the Common Stock of the Company. On February 16, 2011, MPII sold 2,053,376 shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement.
Pursuant to the Underwriting Agreement, MPAIV1 agreed to sell to the Underwriters 994,618 shares of Common Stock of the Company and granted the Underwriters the option to purchase up to an additional 158,537 shares of the Common Stock of the Company. On February 16, 2011, MPAIV1 sold 994,618 shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement.
Pursuant to the Underwriting Agreement, MPAIV2 agreed to sell to the Underwriters 363,297 shares of Common Stock of the Company and granted the Underwriters the option to purchase up to an additional 57,908 shares of the Common Stock of the Company. On February 16, 2011, MPAIV2 sold 363,297 shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement.
Pursuant to the Underwriting Agreement, MPAIV3 agreed to sell to the Underwriters 363,297 shares of Common Stock of the Company and granted the Underwriters the option to purchase up to an additional 57,908 shares of the Common Stock of the Company. On February 16, 2011, MPAIV3 sold 363,297 shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement.
Additionally, pursuant to the Underwriting Agreement, TNA Moly Group LLC agreed to sell to the Underwriters 2,339,028 shares of Common Stock of the Company and granted the Underwriters the option to purchase up to an additional 328,198 shares of the Common Stock of the Company. On February 16, 2011, TNA Moly Group LLC sold 2,339,028 shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement.

The price per share at which the shares of Common Stock of the Company were sold to the public in the Selling Stockholder Offering was $50.00. The purchase price per share at which the Reporting Person sold its shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement was $47.85. The Company did not sell any shares of the Common Stock of the Company in the Selling Stockholder Offering. The Company did not receive any of the proceeds of the sale of Common Stock of the Company from the Selling Stockholder Offering.
In connection with the Underwriting Agreement, each of MPII, MPAIV1, MPAIV2, MPAIV3, certain stockholders of the Company (collectively, the “Selling Stockholders”), and the Underwriters entered into separate Lock-up Agreements, dated February 10, 2011, (the “Lock-up Agreement”). Pursuant to the Lock-up Agreements, each of the Selling Stockholders has agreed that, without the prior written consent of the Underwriters, it will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or Preferred Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by the Selling Stockholders or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock or Preferred Stock.
The summaries of the Underwriting Agreement and Lock-Up Agreements (collectively, the “Agreements”) in this Schedule 13D does not purport to be complete and are qualified by reference to such agreements, which are incorporated by reference or filed as Exhibits 10.11, 10.12, 10.13, 10.14, and 10.15.
Item 5. Interest in Securities of the Company
The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D Amendment No. 2 and is incorporated herein by reference. As of February 16, 2011, the Reporting Persons are the beneficial owners of an aggregate of approximately 14.4% of the Common Stock based on 82,300,757 shares of Common Stock outstanding as of February 3, 2011.
As of February 16, 2011, MPII owns 6,463,182 shares of Common Stock. Based on the foregoing, MPII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.9% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, MPAIV1 owns 3,130,648 shares of Common Stock. Based on the foregoing, MPAIV1 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.8% of the issued and outstanding Common Stock of the Company.

As of February 16, 2011, MPAIV2 owns 1,143,509 shares of Common Stock. Based on the foregoing, MPAIV2 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.4% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, MPAIV3 owns 1,143,509 shares of Common Stock. Based on the foregoing, MPAIV3 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.4% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, Pegasus Partners IV, L.P. owns 6,463,182 shares of Common Stock. Based on the foregoing, Pegasus Partners IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.9% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, Pegasus Partners IV (AIV), L.P. owns 3,130,648 shares of Common Stock. Based on the foregoing, Pegasus Partners IV (AIV), L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.8% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, Pegasus Investors IV, L.P. owns 11,880,848 shares of Common Stock. Based on the foregoing, Pegasus Investors IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 14.4% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, Pegasus Investors IV GP, L.L.C. owns 11,880,848 shares of Common Stock. Based on the foregoing, Pegasus Investors IV GP, L.L.C. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 14.4% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, Pegasus Capital LLC owns 18,361,820 shares of Common Stock. Based on the foregoing, Pegasus Capital, LLC may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 22.3% of the issued and outstanding Common Stock of the Company.
As of February 16, 2011, Craig Cogut owns 18,361,820 shares of Common Stock. Based on the foregoing, Craig Cogut may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 22.3% of the issued and outstanding Common Stock of the Company.
Pegasus Investors IV, L.P. is the managing member of MPlI, MPAIVl , MPAIV2, and MPAIV3. Each of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. and Pegasus Partners IV (AIV), L.P., disclaims beneficial ownership of any of the Company’s securities to which this report relates except to the extent of their respective indirect pecuniary interest therein and this report shall not be deemed an admission that any of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. or Pegasus Partners IV (AIV), L.P. is the beneficial owner of such securities for purposes of Section 16 or any other purposes.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
The disclosures regarding the Agreements in Item 4 are incorporated herein by reference.
Additionally, certain of the Reporting Persons are a party to an agreement concerning registration rights filed with this report as Exhibit 10.10. The agreement provides a waiver of written notice required to be provided by the Company pursuant to Section 3(a) of the Registration Rights Agreement.
Copies of the Agreements are incorporated by reference or included as exhibits to this Amendment No. 2, as the case may be, as Exhibits 10.10, 10.11, 10.12, 10.13, 10.14, and 10.15.

The foregoing descriptions of the Agreements are qualified in their entirety by reference to the full texts of the Agreements.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

10.10
Agreement Concerning Registration Rights, dated January 25, 2011, by and among Resource Capital Fund IV L.P., Resource Capital Fund V L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC, and KMSMITH LLC.

10.11
Underwriting Agreement, dated February 10, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule III thereto, and the selling stockholders named in Schedule I thereto (incorporated by reference to Exhibit 10.6 to Molycorp, Inc.’s Registration Statement on Form S-1 (File No. 333-166129) filed with the Securities and Exchange Commission on May 25, 2010).

10.12
Lock-Up Agreement, dated February 10, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated, as the representatives of the several underwriters named in Schedule III thereto, and PP IV Mountain Pass II, LLC.

10.13
Lock-Up Agreement, dated February 10, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated, as the representatives of the several underwriters named in Schedule III thereto, and PP IV MP AIV 1, LLC.

10.14
Lock-Up Agreement, dated February 10, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated, as the representatives of the several underwriters named in Schedule III thereto, and PP IV MP AIV 2, LLC.

10.15
Lock-Up Agreement, dated February 10, 2011, by and among Molycorp, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated, as the representatives of the several underwriters named in Schedule III thereto, PP IV MP AIV 3, LLC.

99.3	Joint Filing Agreement, dated as of February 16, 2011.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 2, 2011

PP IV MOUNTAIN PASS II, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 1, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 2, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 3, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS PARTNERS IV, L.P.
By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS PARTNERS IV (AIV), L.P.
By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS INVESTORS IV, L.P.
By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS INVESTORS IV GP, L.L.C.
By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS CAPITAL LLC
By:	/s/ Craig Cogut
	Name:	Craig Cogut
	Title:	President

/s/ Craig Cogut
Craig Cogut

APPENDIX A
MANAGING MEMBER OF PP IV MOUNTAIN PASS II, LLC

Name	Position	Address

Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER OF PP IV MP AIV 1, LLC

Name	Position	Address

Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER OF PP IV MP AIV 2, LLC

Name	Position	Address

Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER OF PP IV MP AIV 3, LLC

Name	Position	Address

Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
Appendix A

GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS PARTNERS IV, L.P.

Name	Position	Address

Pegasus Investors IV, L.P.	General Partner	c/o 99 River Road, Cos Cob, CT 06807

Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807

Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807

David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Jason Schaefer	General Counsel and Secretary	c/o 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807
Appendix A

GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS PARTNERS IV (AIV), L.P.

Name	Position	Address

Pegasus Investors IV, L.P.	General Partner	c/o 99 River Road, Cos Cob, CT 06807

Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807

Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807

David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Jason Schaefer	General Counsel and Secretary	c/o 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807
Appendix A

GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS INVESTORS IV, L.P.

Name	Position	Address

Pegasus Investors IV GP, L.L.C.	General Partner	c/o 99 River Road, Cos Cob, CT 06807

Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807

Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807

David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Jason Schaefer	General Counsel and Secretary	c/o 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807
Appendix A

MANAGING MEMBER AND EXECUTIVE OFFICERS OF
PEGASUS INVESTORS IV GP, L.L.C.

Name	Position	Address

Pegasus Capital LLC	Managing Member	c/o 99 River Road, Cos Cob, CT 06807

Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807

Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807

David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Jason Schaefer	General Counsel and Secretary	c/o 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807
Appendix A

MANAGING MEMBER AND EXECUTIVE OFFICER OF
PEGASUS CAPITAL LLC

Name	Position	Address

Craig Cogut	President and Managing Member	c/o 99 River Road, Cos Cob, CT 06807